02023502

Uf 8102

UNITED STATES
...ND EXCHANGE COMMISSION
..ashington, D.C. 20549

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SEC FILE NUMBER
8-13578

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED JUL 3 1 2002 WASH. ... SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2001 (MM/DD/YY) AND ENDING May 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SECURITY CHURCH FINANCE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14615 Benfer Road

(No. and Street)

Houston	Texas	77069
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Todd (281) 893-1390

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

06 011224
SECURITY CHURCH FINANCE, INC
FRANK E. POE, III
14615 BENFER ROAD
HOUSTON, TX 77069

INDE... ACCOUNTANT whose opinion is contained in this Report*

CHAMBERS & ASSOCIATES

(Name — *if individual, state last, first, middle name*)

800 Wilcrest, Suite 310

(Addr...) (City) (State) (Zip Code)

Houston Texas 77042

PROCESSED
AUG 0 7 2002
THOMSON FINANCIAL

CHE...

x Certified ...c Accountant
...tant
...t resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond ...

OATH OR AFFIRMATION

I, Joe Todd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Church Finance, Inc., as of May 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PEGGY E. YOUNG
Notary Public, State of Texas
My Commission Expires
MARCH 08, 2005

Signature

CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHAMBERS
& ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

To the Board of Directors
Security Church Finance, Inc.
Houston, Texas

We have audited the financial statements of Security Church Finance, Inc. for the years ended May 31, 2002 and 2001, and have issued our report thereon dated July 9, 2002. As a part of our audit, we assessed the Company's internal control structure to the extent we considered necessary to plan our audit and design audit tests as required by generally accepted auditing standards. The purpose of our assessment was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the internal control structure taken as a whole.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Security Church Finance, Inc. that we considered relevant to the objectives stated in rule 17a-5 (g) (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11). As of May 31, 2002, Security Church Finance, Inc. was operating under the (K) (2) (i) exemption of SEC Rule 15c3-3. Our assessment indicated that the conditions of the exemption were being complied with as of May 31, 2002, and no facts came to our attention, which indicated that the exemption had not been complied with during the year ended May 31, 2002.

The management of Security Church Finance, Inc. is responsible for establishing and maintaining an internal control structure. The objectives of the internal control structure are to provide reasonable, but not absolute, assurance that financial data are recorded, processed, summarized, and reported consistent with the assertions embodied in the financial statements.

Because of the inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that policies or procedures may become inadequate because of changes in conditions.

Our assessment made for the limited purposes described would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the internal control structure of Security Church Finance, Inc. taken as a whole. However, our assessment disclosed no condition that we believe to be a material weakness.

This report is intended for the use of the Board of Directors, management, others within the organization, and the Securities and Exchange Commission.

Chunter & Associates

Certified Public Accountants

July 9, 2002

CHAMBERS & ASSOCIATES
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Security Church Finance, Inc.
Houston, Texas

We have audited the financial statements of Security Church Finance, Inc. for the years ended May 31, 2002 and 2001 in accordance with generally accepted auditing standards, and have issued our report thereon dated July 9, 2002. We also have audited the Computations of Aggregate Indebtedness and Net Capital, and the Statement of Changes in Liabilities subordinated to Claims of General Creditors for the year ended May 31, 2002 included in the Focus Report. As of May 31, 2002, Security Church Finance, Inc. was operating in accordance with the (K) (2) (i) exemption of SEC Rule 15c3-3, and was exempt from the Reserve Requirements pursuant to Rule 15c3-3. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Computation of Aggregate Indebtedness and Net Capital, and the Statement of Changes in Liabilities Subordinated to Claims of General Creditors are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall schedule presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the schedules referred to above present fairly, in all material respects, the computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) of the Securities and Exchange Commission, and the Statement of Changes in Liabilities Subordinated to claims of General Creditors for the year ended May 31, 2002.

Chambers & Associates

Certified Public Accountants

July 9, 2002

SECURITY CHURCH FINANCE
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1
MAY 31, 2002

Net capital reported in unaudited focus report - part II A for the year ended May 31, 2002	$276,217
Audit adjustment to federal income tax payable	(2,446)
Audit adjustment to accrue additional commissions	(22,170)
Audit adjustment to correct carrying value of marketable securities	985
Adjusted net capital	$252,586

SECURITY CHURCH FINANCE, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2002 AND 2001

With

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

CHAMBERS & ASSOCIATES

A PROFESSIONAL CORPORATION

SECURITY CHURCH FINANCE, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2002 AND 2001

With

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

CHAMBERS
& ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Security Church Finance, Inc.
Houston, Texas

We have audited the balance sheets of Security Church Finance, Inc. as of May 31, 2002 and 2001 and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Church Finance, Inc. as of May 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Chambers & Associates

Certified Public Accountants

July 9, 2002

SECURITY CHURCH FINANCE, INC.
BALANCE SHEETS
MAY 31, 2002 AND 2001

	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$185,593	$125,540
Accounts receivable (allowance for doubtful accounts not considered necessary)	35,786	101,785
Advances to officers and agents	108,872	114,526
Prepaid expenses	4,655	4,946
Federal income taxes receivable	-	1,300
Deferred federal income taxes	5,686	15,346
TOTAL CURRENT ASSETS	340,592	363,443
PROPERTY AND EQUIPMENT		
Office furniture, fixtures and equipment	175,848	164,642
Less accumulated depreciation	(150,913)	(142,201)
TOTAL PROPERTY AND EQUIPMENT	24,935	22,441
OTHER ASSETS:		
Cash surrender value of officers' life insurance	138,790	129,306
Marketable securities	2,315	3,345
Other assets	2,711	2,711
TOTAL OTHER ASSETS	143,816	135,362
TOTAL ASSETS	$509,343	$521,246

See accompanying Auditors' Report and
Notes to Financial Statements

	2002	2001
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade accounts payable	$7,978	$6,663
Accrued expenses and other liabilities	79,478	59,091
Federal income taxes	2,446	-
TOTAL CURRENT LIABILITIES	89,902	65,754
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	-	-
CONTINGENCIES (Note G)	-	100,000
TOTAL LIABILITIES	89,902	165,754
STOCKHOLDERS' EQUITY:		
Preferred stock series A, 10% cumulative, $50 par and liquidation value, 2,000 shares authorized, issued and outstanding	$100,000	$100,000
Common stock, $50 par value, 1,000 shares authorized, 400 shares outstanding	20,000	20,000
Paid-in capital	2,500	2,500
Retained earnings	348,330	283,506
Accumulated other comprehensive income (loss)	(1,389)	(514)
	469,441	405,492
Less treasury stock, 240 shares, at cost	50,000	50,000
TOTAL STOCKHOLDERS' EQUITY	419,441	355,492
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$509,343	$521,246

SECURITY CHURCH FINANCE, INC.
INCOME STATEMENTS
FOR THE YEARS ENDED MAY 31, 2002 AND 2001

	2002	2001
REVENUES:		
Program fees	$980,677	$877,692
Brokerage commissions	712,684	538,159
Fiscal agent and service fees	246,761	252,661
	1,940,122	1,668,512
EXPENSES:		
Commissions	826,692	684,808
Salaries and benefits	675,046	589,542
Advertising, postage and printing	110,772	121,074
Rent, telephone, utilities, maintenance and supplies	95,290	114,083
General insurance, taxes and licenses	43,427	54,605
Travel and entertainment	39,006	28,907
Professional fees, dues and subscriptions	43,909	48,356
Depreciation	8,712	11,159
Other	1,700	1,633
	1,844,554	1,654,167
OPERATING INCOME	95,568	14,345
OTHER INCOME (EXPENSE):		
Interest and other income	6,246	58,347
Lawsuit settlement	(5,430)	(100,000)
	816	(41,653)
INCOME (LOSS) BEFORE FEDERAL INCOME TAX	96,384	(27,308)
FEDERAL INCOME TAX EXPENSE (BENEFIT):		
Current	3,745	-
Deferred benefit	9,815	(9,588)
	13,560	(9,588)
NET INCOME (LOSS)	$82,824	$(17,720)
OTHER COMPREHENSIVE INCOME NET OF TAX:		
Unrealized gain (loss) on marketable equity securities	(876)	(514)
COMPREHENSIVE INCOME (LOSS)	$81,948	$(18,234)

See accompanying Auditors' Report and
Notes to Financial Statements

SECURITY CHURCH FINANCE
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MAY 31, 2002 AND 2001

	2002		2001	
Preferred stock:				
Balance at beginning of year	$100,000		$100,000	
Balance at end of year	$100,000		$100,000	
ommon stock:				
Balance at beginning of year	$20,000		$20,000	
Balance at end of year	$20,000		$20,000	
Paid-in capital:				
Balance at beginning of year	$2,500		$2,500	
Balance at end of year	$2,500		$2,500	
etained earnings:				
Balance at beginning of year	$283,506		$311,226	
Dividends paid on preferred stock	(18,000)		(10,000)	
Net income (loss)	82,824	$82,824	(17,720)	$(17,720)
Balance at end of year	$348,330		$283,506	
Accumulated other comprehensive income:				
Balance at beginning of year, all unrealized gain on marketable equity securities	$(514)		$4,729	
Unrealized holding gains during the period	(875)	$(875)	5,058	
Reclassification adjustment for gains included in net income		-	(10,301)	(514)
Comprehensive income (loss)		$81,949		$(18,234)
Balance at end of year, all unrealized gain (loss) on marketable equity securities	$(1,389)		$(514)	
reasury stock:				
Balance at beginning of year	$50,000		$50,000	
Balance at end of year	$50,000		$50,000	

See accompanying Auditors' Report and
Notes to Financial Statements

SECURITY CHURCH FINANCE
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$82,824	$(17,720)
Adjustments to reconcile net income to net cash provided by operating activities:		
Gain on disposition of life insurance policies	-	(29,444)
Gain on sale of investment securities	-	(10,301)
Depreciation	8,712	11,159
Deferred income taxes	9,815	(9,588)
Increase in cash value of life insurance	(9,484)	(9,302)
Changes in assets and liabilities:		
Accounts receivable	65,999	(49,867)
Prepaid expenses	291	208
Prepaid federal income taxes	1,300	-
Trade accounts payable	1,315	2,488
Accrued expenses and other liabilities	(79,613)	105,865
Federal income tax payable	2,446	-
Total adjustments	781	11,218
Net cash provided (used) by operating activities	83,605	(6,502)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets	(11,206)	(7,317)
Proceeds from life insurance policies	-	132,904
Proceeds from sale of investment securities	-	7,150
(Advances) repayments to/from officers and agents	5,654	(34,111)
Net cash provided (used) by investing activities	(5,552)	98,626
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid	(18,000)	(10,000)
Net cash used by financing activities	(18,000)	(10,000)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	60,053	82,124
CASH AND EQUIVALENTS, BEGINNING OF YEAR	125,540	43,416
CASH AND EQUIVALENTS, END OF YEAR	$185,593	$125,540

See accompanying Auditors' Report and
Notes to Financial Statements

SECURITY CHURCH FINANCE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2002 AND 2001

A. Summary of Significant Accounting Policies

The Company was organized in 1962 to serve churches throughout the United States as a licensed broker/dealer and as an agent in the preparation of mortgage bond issues.

Revenue Recognition

Program fees for providing professional and technical services in preparing bond issues are recognized when the prospectus is complete and the program is underway. Typically, a church makes a down payment at the start of a program, which is recognized as revenue when received. The remaining fees are generally collected from bond proceeds held in a third party escrow account when all escrow requirements are met.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over an estimated useful life of five years using the straight-line method.

Marketable Securities

The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," during the year ended May 31, 1995. Marketable securities are carried at their aggregate market value with unrealized gain or loss reflected as a separate component of stockholders' equity.

Federal Income Taxes

The reported amount of federal income taxes differs from the amount computed by applying the U.S. Federal income tax rates because of certain nondeductible expenses, primarily life insurance premiums, and non-taxable life insurance proceeds.

Deferred federal income taxes are due to temporary differences between financial and taxable income resulting primarily from the use of the cash basis of accounting and accelerated depreciation methods for tax reporting.

A. Summary of Significant Accounting Policies (continued)

Federal Income Taxes (continued)

Provisions for income taxes are based on amounts reported in the statements of income and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method as prescribed in SFAS No. 109, "Accounting for Income Taxes."

Statements of Cash Flows

The Company considers all highly liquid investments with an original maturity of three months or less to be a cash equivalent.

No payments of income tax or interest were made during either of the years presented.

Reclassification

Certain reclassifications have been made to prior year's balances to conform with the current year's presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

B. Stockholders' Equity

Preferred shareholders are entitled to receive preferential and cumulative quarterly dividends at an annual rate of $5.00 per share. Redemption of preferred stock is at the option of the Company at a price of $50.00 per share. Upon voluntary or involuntary liquidation of the Company, the preferred shares have a liquidation preference of $50.00 per share.

C. Related Party Transactions

The Company leases its administrative offices from an entity owned by the shareholders of the Company. The Company also leases automobiles from an entity owned by the shareholders of the Company. The operating leases are cancelable contracts on a month-to-month basis. Lease expense incurred with these related parties totaled $55,070 and $60,588 for the years ended May 31, 2002 and 2001, respectively.

Twenty-five percent of the outstanding preferred stock of the Company is owned by a trust company that shares some common ownership and management with that of the Company. The Company operates primarily out of offices shared with the trust company. Shared expenses include management and occupancy costs. The Company received $147,777 and $143,926 from the trust company for reimbursement of overhead and expenses during the years ended May 31, 2002 and 2001, respectively.

D. Employee Benefits

The Company has adopted a simple IRA plan, which covers substantially all employees of the Company. Total expense recognized under the plan during the years ended May 31, 2002 and 2001 was $18,750 and $18,068, respectively.

Employees of the Company also participate in a noncontributory profit sharing plan covering substantially all employees. The Company made no contributions to the plan during the years presented.

E. Cash and cash equivalents

Cash and cash equivalents include $146,211 invested in a mutual fund that invests primarily in U.S. government securities. This mutual fund is not covered by FDIC insurance. Other cash balances as of May 31, 2002 exceeded FDIC insurance coverage by $26,939.

F. Federal income tax

At May 31, 2001, deferred tax liabilities recognized for taxable temporary differences total $1,612. Deferred tax assets recognized for deductible temporary differences total $7,298.

G. Contingencies

During the current year the Company settled a lawsuit resulting from the actions of a former sales representative for a payment of $105,430. Of this amount, $100,000 was accrued at May 31, 2001 and the balance was charged to current operations.